

September 19, 2023

Bryan P. Petrucelli
Chief Financial Officer
Kinsale Capital Group, Inc.
2035 Maywill Street , Suite 100
Richmond , Virginia 23230

> **Re: Kinsale Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-37848**

Dear Bryan P. Petrucelli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

   - decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   - increased demand for products or services that result in lower emissions than competing products;
   - increased competition to develop innovative new products that result in lower emissions;
   - increased demand for generation and transmission of energy from alternative energy sources;

- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
- increased risk of loss and damage and/or increased number and amount of claims.

2. We note disclosure in your Form 10-K that assessing the risk of loss and damage and the range of approaches to address the adverse effects of climate change, including impacts related to extreme weather events and slow onset events, may materially adversely impact your business, financial condition, and results of operations. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

- severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
- quantification of material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
- decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
- any weather-related impacts on the cost or availability of reinsurance.

Please provide quantitative information for each of the periods covered by your most recent Form 10-K and disclose whether increased amounts are expected in future periods.

3. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Please include quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for and expected to be incurred in future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance